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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70514

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ninth Eternity Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
1 Broadway 14th floor
                                    (No. and Street)

Cambridge	**MA**	**02142**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	**347 853-6534**	**richard.onesto@nesecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
LMHS, P.C.
                        (Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)

2/24/2009	**3373**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Qian _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ninth Eternity Securities, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: **Steven Qian**
C7B56DEF37244CB...

Title:
Principal

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NINTH ETERNITY SECURITIES LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT RESGISTERED PUBLIC ACCOUTNING FIRM

DECEMBER 31, 2025

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Ninth Eternity Securities, LLC
Cambridge, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ninth Eternity Securities, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ninth Eternity Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ninth Eternity Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Ninth Eternity Securities, LLC's financial statements. The supplemental information is the responsibility of Ninth Eternity Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Ninth Eternity Securities, LLC's auditor since 2025.

Norwell, Massachusetts

March 31, 2026


Members of AICPA®

_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com


A member of mgi worldwide

Ninth Eternity Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	584,899
Due from Client		100,000
Due from Affiliated Company		37,242
Prepaid Expense and other assets		11,107
Total assets	$	733,248

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued Legal Fees	$	125,000
Deferred Revenue		75,000
Total liabilities		200,000
Member's equity		533,248
Total liabilities and member's equity	$	733,248

The accompanying notes are an integral part of these financial statements

Ninth Eternity Securities, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2025

Revenues		
Interest Income	$	1,225
Total revenue		1,225
Expenses		
Professional Fees		148,920
Salaries and related expenses		105,546
Rent		11,850
Regulatory Fees		5,087
Data and Techonlogy		4,816
Office and other		4,685
Insurance		1,612
Travel		2,235
Total expenses		284,751
Net Loss	$	(283,526)

The accompanying notes are an integral part of these financial statements

Ninth Eternity Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2025

Member's equity, beginning of year	$ 511,774
Contributions	305,000
Distributions	0
Net Loss	(283,526)
Member's equity, end of year	$ 533,248

The accompanying notes are an integral part of these financial statements

Ninth Eternity Securities LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(283,526)
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Decrease in Clearing Deposit		250,784
Increase in Prepaid Expenses and Other		(4,331)
Increase in Due from Afilliated Company		(18,625)
Increase in Deferred Revenue		75,000
Net cash provided by operating activities	$	19,302
Net cash from financing activities		
Contributions		305,000
Net cash provided by financing activities		305,000
Net increase in cash		324,302
Cash, beginning of year	$	260,597
Cash, end of year	$	584,899

The accompanying notes are an integral part of these financial statements

Ninth Eternity Securities, LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Organization and Nature of Business

Ninth Eternity Securities, LLC, (the "Company") was incorporated in the State of Delaware on January 1, 2020. As of December 9, 2020, the Company became registered with the National Futures Association ("NFA."). As of April 5, 2021, The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has presented audited financial statements in compliance with NFA, with the approval of FINRA.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Company follows Accounting Standards Update 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is the Principal.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate revenue and or obtain capital contribution to meet current and future obligations. The member of the company has evaluated these conditions and is committed to provide funding as needed to satisfy its capital needs.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company's cash at times may exceed federally insured limits. The Company has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

Ninth Eternity Securities, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition – ASC 606

Revenue is recognized in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment banking retainers are recognized on an accrual basis and are included in income upon completion of the performance obligation in accordance with the contract and upon receipt from the customer. As of December 31, 2025, there is $75,000 in deferred revenue for open contracts.

The Company provides advisory services on mergers and acquisitions, the buying and selling of securities and assets, and the securing of end debt financing on behalf of its customers. Revenue is recognized at the point that the performance under the arrangement is completed, and commissions are received by the Company.

Income Taxes

The Company is taxed as a partnership and no provision for income taxes is recorded since the liability for such taxes is that of the members rather than the Company. The Company's income tax returns are subject to examination by federal and state taxing authorities and changes, if any, could adjust the individual income tax of the member. The Company is subject to New York City Unincorporated Business Tax at 4% of taxable profits. The Company did not record any New York City Unincorporated Business Tax as a result of the net loss for the year ended December 31, 2025. Any deferred tax asset is offset by a full valuation allowance as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Ninth Eternity Securities, LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of Significant Accounting Policies (continued)

Uncertain Tax Positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2025, and does not expect any material adjustments to be made.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses, approximate their fair values based on their short-term nature.

3. Due from Affiliated Company

During 2025, the Company paid certain vendor invoices on behalf of Ninth Eternity Asset Management LLC with common ownership. The Company recorded a receivable for invoices paid on behalf of the affiliate and expects to collect payment. The amount due from this affiliate was $37,242 at December 31, 2025.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2025, the Company had net capital of $384,899 which was $134,899 in excess of its required net capital of $250,000. This minimum requirement is due to the Company being recognized as a futures commission merchant. The Company's aggregate indebtedness to net capital percentage was 52% at December 31, 2025.

5. Commitments and Contingencies

Leases

The Company currently has a month-to-month lease for one of its executive offices. The total lease expense is disclosed in the statement of operations.

Litigation

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against

Ninth Eternity Securities, LLC

NOTES TO FINANCIAL STATEMENTS

---

5. Commitments and Contingencies (continued)

the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

6. Due from Client and Accrued Legal Fees

The Company's statement of financial condition as of December 31, 2025, shows $100,000 due from a client and $125,000 of accrued legal fees. These amounts are related to an investment banking deal entered into by the Company for which work has not been completed. The basis of accounting requires the recognition of expenses that have already been incurred as well as the amount due from the client to cover these expenses under the agreement.

7. Subsequent Events

The Company evaluated subsequent events through March 31, 2026, the date of the Independent Public Accounting Firm report. There are no subsequent events requiring disclosure.

Ninth Eternity Securities LLC

SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, member's equity	$	533,248
Less nonallowable assets		
Due from Client		100,000
Due from Affiliated Company		37,242
Prepaid Expense and other assets		11,107
		148,349
Net capital	$	384,899
Aggregate Inddebtedness ("AI")		
Accrued Legal Fees	$	125,000
Deferred Revenue		75,000
Total aggregate indebtedness	$	200,000
Computation of Minimum Net Capital		
Statutory minimum net capital required	$	250,000
One fifteenth of aggregate indebtedness	$	13,333
Minimum net capital, the greater of the statutory minimum or one fifteenth of AI	$	250,000
Excess Net Capital	$	134,899
Net Capital less greater of 10% of aggretate Indebtedness or 120% of the minimum dollar amount required	$	84,899
Percentage of aggregate indebtedness to net capital		52%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II A of Form X-17a-5 as of December 31, 2025.

Ninth Eternity Securities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2025

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – Accordingly, the "Computation for Determination of Reserve Requirements"and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December 31, 2025, the Company was in compliance with the conditions of exemption.

The Company operates pursuant to SEA Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm. The Firm will not hold customer funds or safekeep customer securities.

NINTH ETERNITY SECURITIES LLC

EXEMPTION REPORT

December 31, 2025

Ninth Eternity Securities LLC (the Company) is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be paid by certain brokers and dealers"). This exemption Report was prepared as required by C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. 240 15c-3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended December 31, 2025, without exception.

(3) The Company is also filing an exemption report because the Company's other business activities contemplated by Footnote 74 to SEC Release 34-70073 adoption amendments to 17 C.F.R. 240 17a-5 are limited to investment banking. The Company has represented that it does not and will not:
• Directly or indirectly receive, hold, or otherwise owe funds for or to customers,
• Carry accounts of or for customers, and
• Carry PAB accounts throughout the most recent fiscal year without exemption.

Ninth Eternity Securities LLC

I, Steven Qian, Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Signed by:

By: _Steven Qian_
C7B56DEF37244CB...

Steven Qian

Title: Principal

March 31, 2026







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Ninth Eternity Securities, LLC
Cambridge, Massachusetts

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ninth Eternity Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ninth Eternity Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Ninth Eternity Securities, LLC identified that the non-covered activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in Footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Ninth Eternity Securities, LLC stated that Ninth Eternity Securities, LLC met the identified exemption provision throughout the most recent year without exception. Ninth Eternity Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ninth Eternity Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Ninth Eternity Securities, LLC's auditor since 2025.

Norwell, Massachusetts

March 31, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide